ANNEX A

TOMTOM®

TomTom Launches New TomTom ONE XL Product Range

TomTom ONE XL makes navigation even easier to use and safer with its extra large widescreen

Amsterdam, 16 April 2007 – TomTom, the world's largest navigation solution provider, today reveals the new TomTom ONE XL range with a super-sized 4.3 inch high-quality touch screen and a sleek new design.

The 4.3 inch screen guarantees drivers a clear view of the screen, whilst ensuring a stress free and safer journey on the road. Thanks to the enlarged screen drivers will have a better overview of the road ahead with more streets and information on display. The TomTom ONE XL is also traffic ready, meaning that drivers have easy access to traffic information via an RDS-TMC Traffic Receiver accessory or a subscription to TomTom Traffic.

"We now have a great solution for everyone that would like to experience all benefits of the world's best-selling navigation device TomTom ONE, combined with the ease of use of an extra large touch screen for added visibility and the possibility of receiving traffic information on the device. The TomTom ONE XL range has it all included and is a perfect addition to our product portfolio," said Harold Goddijn, TomTom chief executive officer."

The new TomTom ONE XL ensures great and easy to use navigation for consumers thanks to the high quality navigation features available on all TomTom devices, such as free QuickGPSfix software, the latest and most up to date maps and fast route calculation.

In addition, drivers have access to all TomTom PLUS services including safety camera alerts, real-time traffic and weather reports, updates on road conditions and the TomTom Buddies feature.

In conjunction with the TomTom ONE XL, a range of new accessories is being launched to complement the design and usability of the TT ONE XL. The range includes carry cases, different mounting solutions, and a fast home charger.

Users also get access to TomTom HOME. TomTom HOME is TomTom's free software application enabling users to manage, download, store and transfer content from their computer onto their TomTom device. Via TomTom HOME users can easily plan routes, download voices, obtain traffic alerts and install maps to keep their TomTom up to date at anytime.

TomTom ONE XL will be available from all major retailers across Europe, as well as the US, Australia and South Africa from May 2007.

SUPPL

- TomTom ONE XL (Europe) at €399*
- TomTom ONE XL (Regional) at €349*

TomTom offers a wide range of devices to suit every driver's need. These include:

- **TomTom GO 910:** pre-installed maps of Europe, USA and Canada, text-to-speech technology, hands-free calling and 20GB hard drive enabling drivers to play music and view images

TOMTOM

TomTom to announce Q1 2007 results on April 25, 2007

Amsterdam, 12 April 2007 - TomTom will publish its first quarter financial results on Wednesday 25 April, 2007, at approximately 07:30 (CET).

The press release will be available on the TomTom website immediately after publication.

TomTom's conference call will begin at 15:00 (CET) and a live webcast will be available at http://investors.tomtom.com/tomtom/presentations

To participate in the conference call, please dial one of the following numbers:

+31 (0)20 713 3464 (Netherlands)
+44 (0)20 7138 0835 (UK)
+1 718 354 1172 (US)

If you have any questions please contact us at:

TomTom Investor Relations
Alison Collins
investor.relations@tomtom.com
+31 (0)20 753 5194

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2006 Annual Report,

available at http://investors.tomtom.com/tomtom/reports/rep_2006/ . TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

END